July 25, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, DC 20549

Attention: Jim Rosenberg and Tabatha McCullom

Re:	ArQule, Inc.

Form 10-K for the Year Ended December 31, 2018

10-K filed March 7, 2019

File No. 000-21429

Ladies and Gentlemen:

The purpose of this letter is to respond to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to ArQule, Inc. (the “Company”) set forth in the Staff’s letter to Peter Lawrence, dated July 9, 2019 (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2018. The comment from the Comment Letter is reproduced below together with the Company’s response to the comment.

Form 10-K for the Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

3. Collaborations and Alliances, page 73.

Comment 1

Refer to your response to our prior comment one regarding the Basilea and Sinovant licensing agreements. Please provide us proposed revised disclosure to include in future filings beginning with the June 30, 2019 Form 10-Q that addresses the following for each agreement:

●	The performance obligations identified.

●	The nature and amount of items included/excluded from transaction price, the judgments in determining allocation of transaction price to the performance obligations, and the amount of transaction price allocated to and timing of recognition of each performance obligation.

●	A breakdown of milestones by regulatory approval and commercial and, for each of those categories, a further breakdown by geography (i.e. US, EU and Japan) and indication (i.e. 1st, 2nd, 3rd).

●	Your accounting treatment for the commercial milestones and royalties.

Response 1

In response to the Staff’s comment, the Company will provide the following enhanced disclosure to Note 2 – Collaborations and Alliances in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 and to related disclosure in future periodic filings with the Commission:

Basilea Agreement

In April 2018, we entered into a License Agreement with Basilea (the “Basilea Agreement”) pursuant to which we granted Basilea an exclusive license to develop and commercialize derazantinib in the United States, European Union, Japan and the rest of the world, excluding Greater China (the “Basilea Territory”). Under the terms of the Basilea Agreement, we received an upfront payment of $10.0 million. In addition, we are eligible to receive up to $63.0 million in development and regulatory milestone payments across multiple indications in the United States, European Union and Japan, none of which exceed $12.0 million on an individual basis, and up to $262.5 million in commercial milestone payments based upon the attainment of specified calendar year net sales levels for all indications in the Basilea Territory. Upon commercialization, we are entitled to receive tiered royalties on future net sales of derazantinib ranging from the high-single digits to the mid-teens on direct sales in the Basilea Territory and mid-single digits to low-double digits on indirect sales in the Basilea Territory. Basilea is responsible for all costs and expenses of development, manufacture and commercialization in its territory. Under certain circumstances, we may have the opportunity to promote derazantinib in the United States directly.

We evaluated the Basilea Agreement in accordance with ASC 606, Revenue from Contracts with Customers. We concluded there were two performance obligations under the Basilea Agreement at contract inception: (1) the grant of the exclusive license (the “Basilea License”) to derazantinib in the Basilea Territory and (2) the provision of specified research and development services to Basilea (the “R&D Services”).

The total transaction price for the Basilea Agreement at contract inception was determined to be $19.8 million, which was comprised of the $10.0 million upfront payment and an estimated $9.8 million of variable consideration to be received for the R&D Services. As of June 30, 2019, the R&D Services performance obligation was substantially complete. At contract inception, the variable consideration associated with development and regulatory milestone payments was excluded from the transaction price, and as of June 30, 2019 continued to be excluded from the transaction price, as achievement of the milestones is contingent upon future events and is not considered the most-likely outcome. We update our estimates for development and regulatory milestone variable consideration at each reporting date and will recognize revenue associated with a particular milestone when achieving the milestone is considered the most-likely outcome and it is probable that a significant reversal of cumulative revenue under the contract will not occur. The commercial milestone and royalty consideration were excluded from the transaction price because the Basilea License was determined to be the predominant item in the contract. As a result, we will recognize revenue associated with the commercial milestones and royalties at the later of when (i) the related sales occur or (ii) the performance obligation to which some or all of the applicable commercial milestone and/or royalty has been allocated has been satisfied (or partially satisfied). As of June 30, 2019, we have not recognized any commercial milestone or royalty revenue under the Basilea Agreement.

The total transaction price was allocated to the two performance obligations based on the relative standalone selling price of each performance obligation at contract inception. The standalone selling price for the Basilea License was determined on a discounted cash flow basis. At contract inception, $10.3 million of the total transaction price was allocated to the Basilea License and was recognized when control of the Basilea License was transferred and the license period began. The standalone selling price for the R&D Services was determined based upon a cost-plus margin approach. At contract inception, $9.5 million of the transaction price was allocated to the R&D Services. Revenue related to the R&D Services is recognized on a “cost-to-cost” percentage of completion basis as the services are performed.

For the three and six months ended June 30, 2019, we recognized revenue of zero and $0.2 million, respectively, under the Basilea Agreement related to R&D Services provided to Basilea. For the three and six months ended June 30, 2018, we recognized revenue of $13.7 million related to the transfer of the Basilea License as well as providing R&D Services to Basilea.

Sinovant Agreement

In February 2018, we entered into a License Agreement with Sinovant (the “Sinovant Agreement”) pursuant to which we granted Sinovant an exclusive license to develop, manufacture and commercialize derazantinib in Greater China. Under the terms of the Sinovant Agreement, we have received an upfront payment of $3.0 million and recognized a $2.5 million regulatory milestone payment in the third quarter of 2018. We are also eligible to receive up to an additional $12.0 million in regulatory milestone payments across multiple indications in Greater China and $70.0 million in commercial milestone payments based upon the attainment of specified calendar year net sales levels for all indications in Greater China. Upon commercialization, we are entitled to receive double digit royalties in the low teens from Sinovant on net sales of derazantinib in Greater China. Sinovant will be responsible for all costs and expenses of development, manufacture and commercialization in Greater China.

We evaluated the Sinovant Agreement in accordance with ASC 606, Revenue from Contracts with Customers. We concluded that the only performance obligation under the Sinovant Agreement at contract inception was the grant of the exclusive license (the “Sinovant License”) to derazantinib in Greater China. The Sinovant Agreement also contemplated that we might provide certain manufacturing services (the “Manufacturing Services”), which we concluded was not a separate performance obligation at contract inception.

The total transaction price for the Sinovant Agreement at contract inception was determined to be $3.0 million, which was equal to the upfront payment under the Sinovant Agreement. The $3.0 million was fully allocable to the Sinovant License and was recognized as revenue when control was transferred and the license period began. Our right to receive regulatory milestone payments is considered variable consideration. At contract inception, the variable consideration associated with regulatory milestone payments was excluded from the transaction price as achievement of the milestones was contingent upon future events and achievement of the milestones is not considered the most-likely outcome. We update our estimates for regulatory milestones at each reporting date and will recognize revenue associated with a particular milestone when we determine that achieving the milestone is the most-likely outcome and it is probable that a significant reversal of cumulative revenue under the contract will not occur. Based on the above analysis, we recognized $2.5 million in revenue associated with a regulatory milestone in the third quarter of 2018. The commercial milestones and royalty consideration were excluded from the transaction price because the Sinovant License is the only performance obligation and therefore considered the predominant item under the contract. As a result, we recognize revenue associated with the commercial milestones and royalties at the later of when (i) the related sales occur or (ii) the performance obligation to which some or all of the applicable commercial milestone and/or royalty has been allocated has been satisfied (or partially satisfied). As of June 30, 2019, we have not recognized any commercial milestone or royalty revenue under the Sinovant Agreement.

In December 2018, we entered into a Supply Agreement with Sinovant where we agreed to provide the Manufacturing Services to Sinovant beyond the term contemplated for those services under the Sinovant Agreement. The Manufacturing Services are the only performance obligation under the Supply agreement and revenue related to the Supply Agreement is recognized on a “cost-to-cost” percentage of completion basis as the services are performed.

For the three and six months ended June 30, 2019, we recognized revenue of $0.3 million and $1.4 million, respectively, under the Sinovant Agreement related to the Manufacturing Services that we provided. For the three and six months ended June 30, 2018, we recognized revenue of zero and $3.0 million, respectively, related to transfer of the Sinovant License.

* * * *

I hope this letter addresses the Staff’s questions and comments. I would appreciate receiving any further comments at the Staff’s earliest convenience. If you have any further comments or would like to discuss any of the Company’s responses, please contact the undersigned at (781) 994-0409.

Sincerely,

/s/ Peter Lawrence

Peter Lawrence

President and Chief Operating Officer